OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS PER RESPONSE

[redacted]

03002145

VF3-5-03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-16600**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 **AND ENDING** December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**
Wells Fargo Institutional Securities, LLC
Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

608 Second Avenue South, 9th Floor
(No. and Street)

Minneapolis	Minnesota	55479
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report
Joan C. Niedfeldt
612-667-5962
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG

(Name—if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) **City** **State** **(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

PROCESSED MAR 19 2003 THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Institutional Securities, LLC as of December 31, 2002 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Joan C Niedfeldt

Jean M. Mosley
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
___ (c) Statement of Income (Loss).
___ (d) Statement of Cash Flows.
___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___ (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Institutional Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Institutional Securities, LLC, a wholly owned subsidiary of Wells Fargo Institutional Funding, LLC whose ultimate parent is Wells Fargo & Company, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Institutional Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2002

(In thousands)

Assets

Cash and market value of securities required to be segregated under federal or other regulations (note 3)	$	13,000
Receivable from:		
Brokers, dealers and clearing organizations (note 4)		256,591
Customers		171,017
Securities owned, at market value, including $346,244 of securities pledged (notes 5 and 6)		411,034
Securities purchased under agreements to resell (note 6)		328,273
Fixed assets, net of accumulated depreciation of $731		7
Due from affiliates (note 7)		233
Accrued interest receivable		2,578
Other assets		93
Total assets	$	1,182,826

Liabilities and Member's Equity

Liabilities:		
Short-term borrowings from affiliates (note 7)	$	19,005
Payable to:		
Brokers, dealers and clearing organizations (note 4)		414,967
Customers, including free credit balances of $69		76,749
Securities sold, not yet purchased, at market value (note 5)		233,587
Securities sold under agreements to repurchase (note 6)		392,481
Other liabilities and accrued expenses		2,516
Total liabilities		1,139,305
Commitments and contingencies (note 8)		
Member's equity		43,521
Total liabilities and member's equity	$	1,182,826

See accompanying notes to statement of financial condition.

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Nature of Operations

Wells Fargo Institutional Securities, LLC (WFIS) is a wholly owned subsidiary of Wells Fargo Institutional Funding, LLC (WFIF) whose ultimate parent is Wells Fargo & Company (WFC). WFIS' primary activities are securities brokerage and related investment services that include institutional brokerage of securities, trading and underwriting. WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and has branch offices located in the western United States. WFIS clears all transactions through Wells Fargo Brokerage Services, LLC (WFBS), an affiliated broker/dealer.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at market values.

(b) Fair Value of Financial Instruments

Substantially all of WFIS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition. Receivable from and payable to brokers/dealers are recorded on a trade-date basis.

(d) Receivable From and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities transactions. Securities owned by customers and held in safekeeping are not reflected in the statement of financial condition. Receivable from and payable to customers are recorded on a trade-date basis.

(e) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest.

(f) Income Taxes

WFIS and WFIF, the sole member of WFIS, are both disregarded as entities separate from WFIF's owner; their operations are included in the federal and state income tax returns of Wells Fargo Credit, Inc., WFIF's sole member.

(g) ***Fixed Assets***

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(h) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Cash and Securities Required to be Segregated Under Federal or Other Regulations

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies that broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. Reserve amounts are computed in accordance with a formula defined in Rule 15c3-3.

(4) Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:		
Securities failed to deliver	$	1,010
Due from affiliated clearing broker (WFBS)		85,789
Unsettled trades and other receivables		169,792
	$	256,591
Payables:		
Securities failed to receive	$	—
Due to affiliated clearing broker (WFBS)		166,628
Unsettled trades and other payables		248,339
	$	414,967

(5) Marketable Securities Owned and Marketable Securities Sold, Not Yet Purchased and Trading Revenues

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at quoted market values as follows (in thousands):

		Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$	308,408	191,791
Commercial paper		1	41,796
State and municipal obligations		195	—
Corporate bonds, debentures and notes		102,430	—
	$	411,034	233,587

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(6) Securities Sold Under Agreements to Resell and Repurchase

Resale and repurchase agreements are collateralized primarily with U.S. Government or U.S. Government agency securities. Such agreements provide WFIS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. WFIS generally takes physical possession of the collateral underlying resale agreements.

WFIS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFIS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable.

At December 31, 2002 the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2002 WFIS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $328,321,000. Of this amount, $50,099,000 has been repledged. At December 31, 2002 WFIS has pledged collateral of $396,343,000 under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge. This amount, less that repledged under resale agreements, is included in securities owned on the statement of financial condition.

(7) Related Party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC.

Short-term borrowings from affiliates represent borrowings from Wells Fargo Bank, N.A. (the Bank) and WFC, which are primarily used to finance WFIS' trading activities. Short-term borrowings from the Bank are collateralized by trading securities and short-term borrowings from WFC are unsecured. WFIS pays interest on these borrowings at interest rates approximating commercial lending rates.

During 2002, WFIS made capital distributions totaling $81,500,000 to WFIF.

(8) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFIS which, in the opinion of management, will be resolved with no material impact on WFIS' financial position.

(9) Net Capital Requirements

WFIS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFIS has elected to compute net capital under the alternative provisions of the Rule, which require WFIS to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002 WFIS' net capital was $36,231,000 which was 14,058% of aggregate debit items and which exceeded the minimum net capital requirement of $250,000 by $35,981,000.

(10) Employee Benefits

WFIS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFIS' employees are not available.

WFIS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(11) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, WFIS' customer and correspondent clearance activities obligate WFIS to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to WFIS. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, WFIS may incur losses. WFIS has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

WFIS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFIS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral when necessary or to reduce positions when acceptable. Market declines could, however, reduce the value of collateral below the amount loaned plus accrued interest, before the collateral could be sold.

In the normal course of business, WFIS enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002 have subsequently settled and had no material effect on WFIS' statement of financial condition for the year ended December 31, 2002.

As a broker/dealer in securities, substantial portions of WFIS' transactions are collateralized. WFIS' exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' or counterparties' ability to satisfy their obligations to WFIS. WFIS does not believe it has any significant concentrations of credit risk.

WFIS also buys and sells collateralized mortgage obligations. The settlement dates for these transactions may be longer than other transactions, occasionally up to 90 days. Due to this longer settlement period, the risk that WFIS may incur losses if customers do not fulfill their contractual obligations is greater. WFIS has established procedures to reduce this risk and believes it is unlikely there will be a material impact on the statement of financial condition.